UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549


                                FORM U-9C-3


                  QUARTERLY REPORT PURSUANT TO RULE 58 OF
              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

             For the Calendar Quarter Ended December 31, 2001


                         Dominion Resources, Inc.
                   (Name of registered holding company)


                           120 Tredegar Street
                         Richmond, Virginia 23219
                 (Address of principal executive offices)





                             Table of Contents

                                                                  Page
                                                                  ____

Item 1.  Organization Chart                                         2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions                                4

Item 3.  Associate Transactions                                     5

Item 4.  Summary of Aggregate Investment                            7

Item 5.  Other Investments                                          8

Item 6.  Financial Statements and Exhibits                          8


                                       1


                          ITEM 1 - ORGANIZATION CHART

                                           State    % of
                      Energy               of       Voting
    Name of           or Gas    Date of    Incor-   Securi-      Nature
   Reporting          Related   Organiza-  pora-    ties           of
    Company           Company   tion       tion     Held        Business
   _________          _______   ________   ______   _______     ________


Dominion Resources,
Inc. ("DRI")(a)

  Dominion Alliance   Energy   11/21/00    DE     100%      Holds an invest-
  Holding, Inc.       Related                               ment in Bridgeco
  ("DAH")                                                   that will develop
                                                            the infrastructure
                                                            necessary to
                                                            operate the
                                                            Alliance regional
                                                            transmission
                                                            organization.

  Dominion Energy     Energy    4/20/01    VA     100%      Holds venture
  Technologies,       Related                               investments in
  Inc. ("DETI")                                             energy technology
                                                            companies.

  Dominion Meter-     Energy    12/8/00    VA     100%      Provides contract
  ing Services,       Related                               meter reading
  Inc. ("DMS")                                              services.

  Dominion Ohio ES,   Energy    5/25/01     OH     100%     Provides power
  Inc.("DOES")        Related                               plant and trans-
                                                            mission services
                                                            and expertise.


(a) Directly or indirectly holds interests in energy-related companies.


                                       2



                    ITEM 1 - ORGANIZATION CHART (CONTINUED)

                                           State    % of
                      Energy               of       Voting
    Name of           or Gas    Date of    Incor-   Securi-      Nature
   Reporting          Related   Organiza-  pora-    ties           of
    Company           Company   tion       tion     Held        Business
   _________          _______   ________   ______   _______     ________

Dominion Resources,
Inc. ("DRI")(a)

  Dominion Energy,
  Inc.("DEI")(a)

    Dominion Energy   Energy 	  2/22/00    VA     100%      Primarily engages
    Direct Sales,     Related                               in retail sales of
    Inc.("DEDS")                                            electricity and
                                                            gas to commercial
                                                            and industrial
                                                            users.

    Dominion Energy   Energy    9/21/00    VA     100%      Owns an interest
    Exchange, Inc.    Related                               in EIP Holdings,
    ("DEE")                                                 LLC ("EIP") which
                                                            owns 66.34% of
                                                            TradeSpark, LP, an
                                                            electronic and
                                                            telephonic market-
                                                            place for trans-
                                                            actions in natural
                                                            gas, electricity
                                                            and other fuels.
                                                            (b)

    Dominion          Energy    10/25/00   OH     100%      Produces steam
    Cleveland         Related                               and chilled water
    Thermal, Inc.                                           for retail cust-
     ("DCT")                                                omers in the
                                                            Cleveland, Ohio
                                                            area. (c)



(a) Directly or indirectly holds interests in energy-related companies.

(b) DEE's voting rights in EIP cannot exceed 9.9% unless (i) its economic interest is less than 10% or (ii) it elects to increase its voting rights to equal its economic interest.

(c) DCT provides services through three wholly-owned subsidiaries:
    Dominion Cleveland Steam Distribution LLC, Dominion Cleveland Chilled Water Distribution LLC, and Dominion Cleveland Thermal Generation, LLC.


                                      3


  ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (a)

Company   Type of   Principal  Issue    Cost     Person    Collateral   Consid-
issuing   security  amount of  or       of       to whom   given with   eration
security  issued    security   renewal  capital  issued    security     received
(Borrower)                                       (Lender)               for each
                                                                        security
________  ______    _________  _______  _______   ______   __________   ________

DEDS      Short    $28,531,469    -       -         DEI         -          -
          Term
          Advances

DMS       Short       $771,000    -       -         DRI         -          -
          Term
          Advances

DAH       Short     $5,702,200    -       -         DRI         -          -
          Term
          Advances

(a) The chart reflects advances made by Lenders to Borrowers. Advances are evidenced by book entries and were made pursuant to Rule 52.


Company                Company
Contributing           Receiving                 Type and Amount of
Capital                Capital                   Capital Infusion
____________           _________                __________________

NONE


	                               4



                       ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


Reporting   Associate
Company     Company     Types of    Direct    Indirect   Cost     Total
Rendering   Receiving   Services    Costs     Costs      of       Amount
Service     Service(d)  Rendered    Charged   Charged    Capital  Billed
_________   _________   ________    _______   ________   _______  _______


DEDS        Evantage    Project      $33,389    $81,119       $0  $114,508
            Division    Management,
            of Virginia Engineering,
            Power       Marketing


DOES        Dominion    Engineering $271,969         $0       $0  $271,969
            Equipment,
            Inc. (e)


(d) All services are being provided at cost and are being billed (with the exception of certain direct billings) through Dominion Resources Services, Inc.

(e) Services provided by DOES to Dominion Equipment, Inc. are provided pursuant to service agreements dated June 1, 2001 in the form of Exhibit B.


                                      5





Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


Associate   Reporting
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
(f)
_________   _________   ________   ________  ________   _______   ________


Evantage    DEDS        Project     $11,701     $813        $0    $12,514
Division                Management,
of Virginia             Engineering,
Power                   Marketing





(f) Services provided by Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and DRI subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but will be provided in Form U-13-60.


                                      6


                   ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

   Total consolidated capitalization
    of DRI as of December 31, 2001        $25,216,155 (g)            Line 1

   Total capitalization multiplied by 15%
    (Line 1 multiplied by 0.15)             3,782,423                Line 2
                                          ___________

   Greater of $50 million or line 2                       $3,782,423 Line 3

   Total current aggregate investment:
    (categorized by major line of
    energy-related business)

   Energy-related business by category

          Category 2                            1,473
          Category 5                           22,341
          Category 6                           14,106
          Category 7                            6,104
                                               ______

        Total current aggregate investment                    43,024 Line 4
                                                           _________

Difference between the greater of $50
million or 15% of capitalization and
the total aggregate investment of the
registered holding system
(line 3 less line 4)                                       3,738,399 Line 5

Investments in gas-related companies
  (in thousands):

	Total current aggregate investment:         None(h)
	   (categorized by major line of
	    gas-related business)

(g) Includes short-term debt of $3,212,840.

(h) Consolidated Natural Gas Company, a subsidiary of DRI which is registered as a holding company solely by reason of ownership of voting securities of gas utility companies, has gas-related companies which are covered by its Form U-9C-3.


                                      7



                         ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None





                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

     Balance sheet as of December 31, 2001 and income statement for the quarter and twelve months ending December 31, 2001 of the following companies:
	(Filed under confidential treatment pursuant to Rule 104(b))

             DEDS
             DEE
             DAH
             DETI
             DMS
             DCT
             DOES

B. Exhibits

    The form of service agreement, dated June 2, 2001 between DOES and Dominion Equipment, Inc. is attached as Exhibit B.

    The certificate as to filing with interested state commissions is attached hereto as Exhibit C.


                                      8






                                  SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                                DOMINION RESOURCES, INC.


                                                By: James F. Stutts
                                                    Its Attorney



March 28, 2002


                                       9
                                                           Exhibit B

                                      June 1, 2001


Dominion Equipment, Inc.
120 Tredegar Street
Richmond, VA 23219

Gentlemen:

     This Agreement is entered into by and between Dominion Ohio ES, LLC ("Dominion Ohio ES"), an Ohio limited liability corporation and Dominion Equipment, Inc., a Virginia corporation, acting in its capacity as Supervisory Agent ("Dominion Equipment") for Wells Fargo Bank Northwest, N.A., as successor in interest to First Security Bank, National Association, not in its individual capacity but solely as Certificate Trustee under that certain Trust Agreement dated as of November 19, 1999 establishing DRI Trust 1999-A ("Certificate Trustee"). Dominion Equipment has requested that Dominion Ohio ES provide certain services which may from time to time be required in connection with the pre-operational and construction phase of the ____________________ Facility located in the State of Ohio (the "Project"). Dominion Ohio ES has agreed to provide such services to Dominion Equipment, upon the terms and conditions hereinafter provided.

     Accordingly, in consideration of the mutual promises herein contained, Dominion Ohio ES and Dominion Equipment agree as follows:

     1. Upon oral or written request by Dominion Equipment, Dominion Ohio ES will provide such engineering, consulting, planning, design, inspection and related services for the Project as are deemed necessary or desirable. In so doing, Dominion Ohio ES may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Dominion Equipment, arrange for and provide the services of such qualified, non-employee personnel as Dominion Ohio ES, in its own opinion, deems necessary or appropriate.

     2. All services rendered under and in accordance with this Agreement shall be provided at cost; provided, however, that Dominion Ohio ES shall not incur costs in excess of $__________ without the prior written approval of Dominion Equipment.



Dominion Equipment, Inc.
June 1, 2001
Page 2

     The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Dominion Ohio ES determined according to the time devoted by such employees to the performance of services hereunder for Dominion Equipment; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Dominion Ohio ES policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Dominion Ohio ES or its employees in connection with the performance of services under this Agreement,(4) the actual costs of materials and supplies furnished by Dominion Ohio ES in connection with the performance of services under this Agreement, (5) the cost of any services provided by non-employees engaged by Dominion Ohio ES in connection with the performance of services hereunder for Dominion Equipment; and (6) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Dominion Ohio ES' general plant investment), determined in accordance with Dominion Ohio ES' policies and procedures.

     3. Dominion Ohio ES shall render monthly statements to Dominion Equipment for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Dominion Ohio ES anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable thirty (30) days after receipt thereof.

     4. This Agreement shall become effective as of June 1, 2001 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.



Dominion Equipment, Inc.
June 1, 2001
Page 3


     5. Either party may without the prior written consent of the other party, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated. In addition, upon written notice to Dominion Ohio ES but without Dominion Ohio ES' prior consent, Dominion Equipment, Inc. and/or the Certificate Trustee may assign this letter agreement to the lenders providing financing for the Project or the administrative agent acting for such lenders; provided, however, that such assignment shall not release Dominion Equipment, Inc. or the Certificate Trustee of any of its obligations under this Agreement. Except as provided in this Section 5, no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party, which shall not be unreasonably withheld or delayed. This Agreement shall be binding upon and inure to the benefit of the parties hereto and each of their respective successors and permitted assigns.

     If you accept the terms and condition of this Agreement, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Dominion Ohio ES.

                              Respectfully submitted,

                              Dominion Ohio ES, LLC

                              By:   Dominion Ohio ES, Inc.
                                    Its:  Manager


                              By:________________________
                              Name:______________________
                              Title:_____________________

Accepted and Agreed to:
Dominion Equipment, Inc.
in its capacity as Supervisory Agent
for the Certificate Trustee

By:_________________________
Name:_______________________
Title:______________________


                                                        Exhibit C



                                  CERTIFICATE



     The undersigned certifies that she is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and that:

     DRI's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended September 30, 2001 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

     The names and addresses of such state utility commissions are:

            Utilities Department
            Public Utility Commission of Ohio
            180 Broad Street
            Columbus, OH 43266-0573

            Executive Secretary
            West Virginia Public Service Commission
            201 Brooks Street
            Charleston, WV 25301

            Secretary
            Pennsylvania Public Utility Commission
            North Office Building
            Commonwealth Avenue and North Street
            Harrisburg, PA 17101

            General Counsel
            Virginia State Corporation Commission
            1300 East Main Street
            10th Floor
            Richmond, VA 23219

            Chief Clerk
            North Carolina Utilities Commission
            4325 Mail Service Center
            Raleigh, North Carolina 27699-4325

                                       1



     IN WITNESS WHEREOF, I have hereunto set my hand as of the 28th day of March, 2002.

                              Sharon L. Burr
                              Attorney for
                              Dominion Resources, Inc.


                                      2